Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated 5 January 2017	Registration Statement No. 333-198097

European Investment Bank

USD 4,000,000,000 2.250% Notes due 2022

Final Term Sheet

Issuer:	European Investment Bank
Ratings:[1]	AAA by Standard & Poor’s Ratings Services2 / Aaa by Moody’s Investors Service3 / AAA by Fitch Ratings[4]
Currency/Size:	USD 4,000,000,000
Settlement:	12 January 2017
Maturity:	15 March 2022
Interest Payment Dates:	15 March, 15 September
Coupon:	2.250% (semi-annual)
Reoffer:	99.933%
Yield:	2.264%
Benchmark:	UST 5yr 2.000% 31 December 2021
Spread:	+37.30 bps
Denominations:	USD 1,000
Leads:	Barclays / HSBC / J.P. Morgan
Governing Law:	New York

The Notes are expected to be listed on the Luxembourg Stock Exchange.

You can access the prospectus for the registration statement at the following website:

http://www.sec.gov/Archives/edgar/data/33745/000095015714001273/formsba.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling +1-866-430-0686.

1 A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.
2 Carrying a stable outlook.
3 Carrying a stable outlook.
4 Carrying a stable outlook.